Filed pursuant to Rule 424(b)(3)
Registration No. 333-121502

PROSPECTUS SUPPLEMENT NO. 6 DATED APRIL 11, 2005
(to prospectus dated January 19, 2005)

VECTOR GROUP LTD.

5% Variable Interest Senior Convertible Notes due November 15, 2011
and
Common Stock Issuable upon Conversion of the Notes

     This prospectus supplement supplements the prospectus dated January 19, 2005 of Vector Group Ltd. relating to the sale by certain of our securityholders (and their transferees, pledgees, donees and successors) of our 5% Variable Interest Senior Convertible Notes due November 15, 2011 and the common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

     The text under the caption “Certain Federal Income Tax Consequences” in the prospectus is hereby amended and restated in its entirety as follows.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax consequences that you may need to consider before investing based on your particular circumstances. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

     This summary is limited to holders who purchase the notes upon their initial issuance at their initial issue price and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the United States federal estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the notes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that own, or are deemed to own, (a) notes with a fair market value greater than either (i) 5% of the stock of our Company or (ii) 5% of the total fair market value of all notes, or (b) stock with a fair market value greater than 5% of the stock of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

     In addition, if a holder is an entity treated as a partnership for United States federal income tax purposes, the tax treatment of each partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

     THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Classification of the Notes

     We will treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”) in the manner described below, and the remainder of this discussion does not address any possible differing treatment of the notes. The IRS has issued a revenue ruling with respect to instruments similar to the notes, and this ruling supports certain aspects of such treatment, as further described below.

However, the application of the Contingent Debt Regulations to instruments such as the notes remains uncertain in several other respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. In particular, a holder might be required to accrue original issue discount at a lower rate, might not recognize income, gain or loss upon conversion of the notes to common stock, and might recognize capital gain or loss upon a taxable disposition of the notes. Holders are urged to consult their tax advisors concerning the tax treatment of holding the notes.

Consequences to U.S. Holders

     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes or the common stock. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “—Consequences to Non-U.S. Holders” below. The term “U.S. holder” means a holder of a note or common stock who or that is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes, or a partnership or other entity taxable as a partnership for United States federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person. Certain trusts in existence on August 20, 1996, and treated as a United States person prior to such date, may also be treated as U.S. holders.

     Accrual of Interest

     Under the Contingent Debt Regulations, actual cash payments on the notes, if any, will not be reported separately as taxable income, but will be taken into account under such regulations. As discussed more fully below, the effect of the Contingent Debt Regulations will be to:

•	require you, regardless of your usual method of tax accounting, to use the accrual method with respect to the notes;

•	require you to accrue and include in taxable income each year original issue discount at the comparable yield (as described below) which will be substantially in excess of stated interest payments actually received by you; and

•	generally result in ordinary income rather than capital treatment of any gain, and to some extent loss, on the sale, exchange, repurchase or redemption of the notes.

     You will be required to accrue an amount of ordinary interest income as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that you held the notes.

     The issue price of a note will be the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a note will be its issue price increased by any original issue discount previously accrued, determined without regard to any adjustments to original issue discount accruals described below, and decreased by the projected amounts of any payments previously made with respect to the notes.

     Under the Contingent Debt Regulations, you will be required to include original issue discount in income each year, regardless of your usual method of tax accounting, based on the comparable yield of the notes. We have determined the comparable yield of the notes based on the rate, as of the initial issue date, at which we would issue a fixed rate nonconvertible debt instrument with no contingent payments but with terms and conditions similar to the notes. Accordingly, we have determined that the comparable yield is an annual rate of 12.77%, compounded quarter-annually.

     We are required to furnish to you the comparable yield and, solely for United States federal income tax purposes, a projected payment schedule that includes the actual interest payments, if any, on the notes and estimates of the amount and timing of contingent interest payments and payment upon maturity on the notes taking into account the fair market value of the common stock that might be paid upon a conversion of the notes. You may obtain the projected payment schedule by submitting a written request for it to us at the address set forth under the heading “Incorporation by Reference” in this prospectus supplement. By purchasing the notes, you are bound by our determination of the comparable yield and projected payment schedule. For United States federal income tax purposes, unless you determine that the comparable yield and the projected payment schedule are unreasonable, you must use the comparable yield and the schedule of projected payments in determining your original issue discount accruals, and the adjustments thereto described below, in respect of the notes. If you determine that the projected payment schedule is unreasonable, you must explicitly disclose that fact, and the reason why you set your own schedule (e.g., why our schedule is unreasonable), to the IRS on your timely filed federal income tax return for your taxable year that includes the acquisition date of the notes.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of your original issue discount and adjustments thereof in respect of the notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amount of the payments on a note.

     Adjustments to Interest Accruals on the Notes

     If the actual contingent payments made on the notes differ from the projected contingent payments, adjustments will be made for the difference. If, during any taxable year, you receive actual payments with respect to the notes for that taxable year that in the aggregate exceed the total amount of projected payments for the taxable year, you will incur a positive adjustment equal to the amount of such excess. Such positive adjustment will be treated as additional original issue discount in such taxable year. For these purposes, the payments in a taxable year include the fair market value of property received in that year, including the fair market value of our common stock received upon a conversion. If you receive in a taxable year actual payments that in the aggregate are less than the amount of projected payments for the taxable year, you will incur a negative adjustment equal to the amount of such deficit. A negative adjustment will be treated as follows:

•	first, a negative adjustment will reduce the amount of original issue discount required to be accrued in the current year;

•	second, any negative adjustments that exceed the amount of original issue discount accrued in the current year will be treated as ordinary loss to the extent of your total prior original issue discount inclusions with respect to the notes, reduced to the extent such prior original issue discount was offset by prior negative adjustments; and

•	third, any excess negative adjustments will be treated as a regular negative adjustment in the succeeding taxable year.

     Sale, Exchange, Conversion or Redemption of the Notes

     Upon the sale, exchange, repurchase or redemption of a note, as well as upon a conversion of a note, you will recognize gain or loss equal to the difference between your amount realized and your adjusted tax basis in the note. As a U.S. holder of a note, your amount realized under the Contingent Debt Regulations will include the fair market value of our common stock that you receive on the conversion as a contingent payment. Any such gain on a note generally will be treated as interest income. Loss from the disposition of a note will be treated as ordinary loss to the extent of your prior net original issue discount inclusions with respect to the note. Any loss in excess of that amount will be treated as capital loss, which will be long-term if the notes were held for more than one year. The deductibility of capital losses is subject to limitations.

     Special rules apply in determining the tax basis of a note. Your adjusted tax basis in a note is generally equal to your original purchase price for the note, increased by original issue discount (before taking into account any adjustments) you previously accrued on the notes, and reduced by the amount of any noncontingent payment and the projected amount of any contingent payments previously scheduled to be made on the notes.

     Your tax basis in the common stock received upon conversion of a note will equal the then current fair market value of such common stock. Your holding period for our common stock will commence on the day after conversion.

     Constructive Dividends

     U.S. holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under "—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

     Dividends

     If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Under legislation enacted in 2003, with respect to U.S. holders that are non-corporate taxpayers, for taxable years beginning after December 31, 2002 and before January 1, 2009, such dividends will generally be subjected to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

     Sale, Exchange or Redemption of Common Stock

     If you convert your notes into our common stock, then upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale or exchange and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gain recognized by certain noncorporate holders, including individuals, will generally be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Sale, Exchange, Conversion or Redemption of the Notes”. The deductibility of capital losses is subject to limitations.

     Backup Withholding and Information Reporting

     We are required to furnish to the record U.S. holders of the notes and common stock, other than corporations and other exempt U.S. holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

     You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

     Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

     The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or common stock. For purposes of this discussion, a “non-U.S. holder” means a holder of notes or common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies”, and such entities are urged to consult their tax advisors to determine the tax consequences that may be relevant to them.

     In general, subject to the discussion below concerning backup withholding:

     Payments of Interest

     Although the applicable rules are not entirely clear, we intend to take the position that the payment of contingent interest will not be exempt from the 30% United States federal withholding tax, and, therefore, we intend to withhold on such payments of contingent interest (including receipt of a portion of proceeds upon the sale, disposition or redemption attributable to such contingent interest) at a rate of 30%, subject to reduction by an applicable treaty or because the payments are effectively connected with the conduct of a United States trade or business, as explained below. You should consult your own tax advisors as to whether you can obtain a refund of such withholding tax, either on the grounds that some portion of the contingent interest represents a payment of principal or on some other grounds. You will not be subject to the 30% United States federal withholding tax with respect to (i) any payment to you on the notes of stated interest and (ii) the amount of any cash and the fair market value of shares delivered to you by us upon the conversion, redemption or retirement of a note, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank whose receipt of interest (including original issue discount) on a note is described in Section 881(c)(3)(A) of the Code;

•	you provide your name and address, and certify, under penalties of perjury, that you are not a United States person, as defined under the Code (which certification may be made on an IRS Form W-8BEN (or successor form)), or that you hold your notes through certain intermediaries, and you and the intermediaries satisfy the certification requirements of applicable Treasury Regulations; and

•	our common stock continues to be actively traded within the meaning of Section 871(h)(4)(C)(v)(I) of the Code and we are not a “United States real property holding corporation.”

     Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals. Prospective investors are urged to consult their tax advisors regarding the certification requirements for non-U.S. holders.

     If you cannot satisfy the requirements described above, and, in any event as to payments of contingent interest, you will nevertheless be exempt from the 30% United States federal withholding tax with respect to payments of interest on the notes if you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

     If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business, you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person, as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of your effectively connected earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest (including original issue discount) will be included in your earnings and profits.

     Sale, Exchange or Redemption of Notes or Common Stock

     Any gain realized by you on the sale, exchange or other taxable disposition of a note will generally be treated as interest income under the rules described above under “—Consequences to U.S. Holders”, and would generally be taxable as described above under “—Payments of Interest”.

     Any gain realized by you on the sale, exchange or other taxable disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

     If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale, and if you are a corporation, then any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty). If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

     We do not believe that we are currently, and do not anticipate becoming, a United States real property holding corporation. Even if we were, or were to become, a United States real property holding corporation, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, five percent or less of our common stock, provided that our common stock was regularly traded on an established securities market.

     Dividends

     In general, dividends, if any, received by you with respect to our common stock (and any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

     In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income (or such successor forms as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

     Backup Withholding and Information Reporting

     If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as described under the Code, and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest”. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

     You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

     Investing in the notes and our common stock involves risks, which are described under “Risk Factors” beginning on page 14 of the prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 11, 2005.